Exhibit 99.86

NEXGEN ENERGY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended December 31, 2016

Dated March 7, 2017

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

GENERAL

This management’s discussion and analysis (“MD&A”) is management’s interpretation of the results and financial condition of NexGen Energy Ltd. (“NexGen” or the “Company”) for the year ended December 31, 2016 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the audited financial statements for the year ended December 31, 2016 and 2015 and the notes thereto (together, the “Annual Financial Statements”), and other corporate filings including NexGen’s most recent annual information form all of which is available under the Company’s profile on SEDAR at www.sedar.com. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified. This MD&A contains forward-looking information. Please see the section, “Note Regarding Forward-Looking Information” for a discussion of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

It is important to note that in accordance with International Financial Reporting Standards (“IFRS”), IsoEnergy Ltd.’s (“IsoEnergy”) financial results are consolidated with those of NexGen, including in this MD&A. However, IsoEnergy is a listed entity with its own management, directors, internal control processes and financial budgets and finances its own operations.

Financial Statements

Management is responsible for the Annual Financial Statements referred to in this MD&A. The Audit Committee of the Company’s Board of Directors has been delegated the responsibility to review and approve the Audited Financial Statements and MD&A.

The Annual Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). Based on the nature of the Company’s activities, both presentation and functional currency is Canadian dollars.

The Company’s Annual Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

Technical Disclosure

General

The mineral resource estimate referred to/summarized herein was prepared by RPA Inc. (“RPA”), an independent consulting company. All other scientific and technical information disclosed herein regarding the Company’s Rook 1 Project (as defined below) is derived from the “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook 1 Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

Drilling, Sampling and Analytical

The updated Arrow deposit mineral resource is defined by a total of 200 diamond core drill holes. The drill hole spacing for the indicated mineral resource is approximately 25 m x 25 m, and hole spacing for the inferred mineral resource is approximately 50 m x 50 m. All of the core collected is NQ sized (47.6 mm diameter). Mineralized intervals (defined as greater than 500 cps using handheld RS-120 scintillometer) were split on-site in 0.5 m and 1.0 m intervals and transported by company personnel to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for geochemical analysis and U3O8 assay. Most samples were analyzed using ICP-MS (Inductively Coupled Plasma – Mass Spectrometry) for trace elements after partial and total digestions, plus ICP-OES (Inductively Coupled Plasma – Optical Emission Spectrometry) for major and minor elements after a total digestion, and fusion solution of boron by ICP-OES. All mineralized samples for assay were analyzed for U3O8 by ICP-OES. Select samples were also analyzed for gold by fire assay. Analytical results were only accepted after stringent internal QA/QC criteria had been passed. All grade data used in the mineral resource estimate were obtained from chemical assays, and no down-hole radiometric probe data was used.

Estimation Methodology

The interpretation of the three-dimensional mineralized lenses (domains) was created in Leapfrog software, directly from the drill hole data using a threshold of 0.05% U3O8. All wireframes were then exported to Vulcan software to ensure wireframes were “snapped” to the drill holes to ensure that the boundaries accurately correspond to selected drill hole intervals. Five high grade portions of the deposit were modelled in the A2 shear and two high grade portions of the deposit were modelled in the A3 shear. All higher grade wireframes were based on a threshold of 5.0% U3O8.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

The higher grade wireframes are located within and completely encompassed by a 0.05% grade shell within the A2 and A3 shears. Drill hole assay data were composited to 1.0 m lengths within the wireframes and tagged with the corresponding domain code.

Uranium (as U3O8) grades were interpolated with an ordinary kriging (OK) function for the A2 high grade and the A2 low grade enveloping domain. All other uranium grades (as % U3O8) were interpolated using ID2 (inverse distance squared). All uranium grades were interpolated into a block model with blocks measuring 4 m (along strike) x 4 m (down dip) x 4 m (across strike), with sub-blocks to a minimum of 1 m x 1 m x 1 m. The grade shells were used as hard boundaries, such that only drill hole data inside of any given domain could inform the blocks within that domain. Very high grade assay values were capped at 40% U3O8 within the A3 high grade domain and grade caps ranged from 8% to 25% U3O8 in the lower grade domains.

A total of 5,647 bulk density measurements have been collected on drill core samples. The measurements show a strong relationship between uranium grade and density at the Arrow deposit, with higher grade samples being more dense than lower grade samples. Therefore, the uranium grade was used to estimate the density of samples without density measurements, this was done with a polynomial formula which is based on a regression fit. Densities were then interpolated into the block model to convert mineralized volumes to tonnage, and were also used to weight the uranium grades interpolated into each block.

The resulting block model was validated by visual inspection, volumetric comparison, swath plots, and block grade estimation using an alternative method. As well, the mean block grade at zero cutoff was compared to the mean of the composited assay data to ensure no global bias.

Natural gamma radiation in drill core reported in this MD&A was measured in counts per second (“cps”) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. Total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured and should only be used as a preliminary indication of the presence of radioactive minerals. For the purposes of this MD&A, “off-scale” means >10,000 cps total count gamma readings by a RS-120 gamma-ray scintillometer.

The mineral resource estimate was completed by Mr. Mark Mathisen, C.P.G., senior geologist at RPA and Mr. David Ross, P.Geo., director of resource estimation and principal geologist at RPA. Both are independent “qualified persons” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and they have approved the disclosure herein regarding the mineral resource estimate. All other scientific and technical information in this MD&A has been reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of NI 43-101 and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

OVERALL PERFORMANCE

Background

NexGen was incorporated pursuant to the Business Corporations Act (British Columbia) (the “BCBCA”) on March 8, 2011 as “Clermont Capital Inc.”, a capital pool company within the meaning of Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the “TSX-V”). On April 19, 2013, the Company completed its “qualifying transaction” and in connection therewith consolidated its common shares on a 2.35:1 basis and changed its name to “NexGen Energy Ltd.”.

NexGen is a Canadian based uranium exploration company engaged in the exploration of its portfolio of early stage uranium exploration properties located in the Province of Saskatchewan, Canada. NexGen’s principal asset is its 100% interest in the Rook 1 project, an exploration project in the Athabasca Basin, Saskatchewan (the “Rook 1 Project”).

The Rook 1 Project is located in the southwest Athabasca Basin, Saskatchewan, Canada. It is the location of the Company’s Arrow discovery in February 2014, the Bow discovery in March 2015 and the Harpoon discovery in August 2016. The Rook 1 Project consists of thirty-two (32) contiguous mineral claims totaling 35,065 hectares.

The Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “NXE” and is a reporting issuer in each of the provinces of Canada other than Québec. The Company’s common shares also trade on the OTCQX Best Market under the symbol “NXGEF”.

The Company has three wholly owned subsidiaries: NXE Energy Royalty Ltd., NXE Energy SW1 Ltd. and NXE Energy SW3 Ltd. (collectively, the “Subsidiaries”). The Company also holds 71.7% of the outstanding common shares of IsoEnergy, as of the date hereof.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Exploration

In January 2016, the Company commenced a 30,000 metre winter drill program, using six drill rigs. This 2016 winter drill program was designed to: (i) delineate the higher grade A2 sub-zone, (ii) drill test extensions of the A2 and A3 high-grade shears further southwest; and (iii) test for flat lying mineralization, all at the Arrow zone. This 2016 winter drill program also included step-out drilling along strike from the Arrow zone and exploration of the Bow discovery.

On April 4, 2016, the Company announced the expansion of the 2016 winter drill program by an additional 7,500 metres using three drill rigs. This 2016 spring drilling program focused on the 180 metre southwest extension of Arrow resulting from the initial 2016 winter drill program and infilling the A2 high grade domain (including the higher grade A2 sub-zone). In April 2016, the Company was also issued a permit to construct an all-season access road from Provincial Highway 955 to the Rook 1 Project.

The spring drill program completed on June 25, 2016 with a total of 45,163 metres drilled and 90 completed holes having been drilled as part of the combined 2016 winter and spring drilling program.

Highlights of the 2016 winter and spring drill program included (i) the discovery of the new A5 shear zone with hole AR-16-81c2 which intersected 9.5 metres at 2.08% U3O8 and 4.0 metres at 5.18% U3O8 and 6.5 metres at 2.55% U3O8; (ii) hole AR-16-90c3 at the new area 180 metres southwest of the Arrow deposit which intersected 13 metres at 8.09% U3O8 (710.5 metres to 723.5 metres) including 10.0 metres at 10.33% U3O8 (710.5 metres to 720.5 metres) and an additional interval at 5.0 metres at 14.35% U3O8 (702.5 metres to 707.5 metres); and (iii) the discovery of substantial mineralization in the A1 shear zone with hole AR-16-84c1 which intersected 28.5 metres at 2.13% U3O8 including 11 metres at 3.99% U3O8 and an additional 18 metres at 0.98% U3O8.

On July 11, 2016, the Company commenced a 35,000 metre summer drill program, using seven rigs. The objective of the 2016 summer drill program was to: (i) delineate new areas of mineralization and continue in-fill drilling, (ii) step-out drill 180 metres to the southwest of Arrow, and (iii) drill several high-potential target areas on the Patterson conductor corridor.

In September 2016, the summer drill program was expanded by an additional 11,500 metres to 46,500 metres to further pursue the objectives listed above. The summer drill program was completed on November 8, 2016 with a total of 51,829.5 metres drilled and 85 completed holes.

Highlights of the 2016 summer drill program included (i) continued intersection of extensive high grade uranium mineralization in the higher grade A2 sub-zone where hole AR-16-98c2 intersected 73.5 metres at 7.59% U3O8 (454.0 to 527.5 metres) including 10.0 metres of 51.40% U3O8 (502.0 to 512.0 metres); (ii) discovery of broad mineralization in the previously undrilled area between the southwest boundary of the Arrow deposit and the area 180 metres to the southwest where hole AR-16-97 intersected 18.0 m at 2.64% U3O8 (750.5 to 768.5 metres) including 6.0 metres at 5.89% U3O8 (753.0 to 759.0 metres); and (iii) the Harpoon discovery, a new high grade zone of mineralization 4.7 kilometres northeast of the Arrow deposit where discovery hole HP-16-08 intersected 17.0 metres of continuous mineralization (220 to 237 metres) including 4.5 metres of off-scale radioactivity (>10,000 to 61,000 cps).

On January 23, 2017, the Company commenced a 35,000 metre winter drill program, using seven rigs. The objective of the 2017 winter drill program is to: (i) expand known mineralization at the Arrow deposit through continued step-out drilling; (ii) continue in-fill drilling at Arrow to decrease drill spacing to 25 metres by 25 metres; and (iii) assess high priority regional targets.

As of the date hereof, the Company has drilled 18,188.5 metres to date and 24 completed holes during the current winter drill program.

On March 6, 2017, the Company announced the following updated mineral resource estimate on the Rook 1 Project having an effective date of December 20, 2016:

Structure	Tonnage (tonnes)	Grade (U3O8%)	Metal U3O8 (U3O8 lbs)
Indicated Mineral Resources
A2 High Grade	400,000	18.84	164,900,000
A2	790,000	0.84	14,500,000

Total	1,180,000	6.88	179,500,000

Inferred Mineral Resources
A1	860,000	0.76	14,300,000
A2 High Grade	30,000	12.72	8,600,000
A2	1,100,000	0.76	18,500,000
A3 High Grade	150,000	8.74	28,200,000
A3	1,460,000	1.16	37,300,000
A4	550,000	1.07	12,900,000
180 m SW	110,000	0.94	2,300,000

Total	4,250,000	1.30	122,100,000

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Notes:

1.	CIM Definition Standards were followed for mineral resources.
2.	Mineral resources are reported at a cut-off grade of 0.25% U3O8 based on a long-term price of US$65 per lb U3O8 and estimated costs.
3.	A minimum mining width of 1.0 m was used.
4.	Numbers may not add due to rounding.

Corporate

On June 10, 2016, the Company completed a private placement of US$60 million in aggregate principal amount of unsecured convertible debentures (the “Financing” and the “Debentures”) to CEF Holdings Limited and/or affiliates of its shareholders (“CEF”). The Debentures mature on June 11, 2021 (the “Maturity Date”).

The Debentures have a term of five years and bear interest at a rate of 7.5% per annum, payable semi-annually in arrears, with 5% of such interest payable in cash and the remaining 2.5% payable in common shares of the Company, such shares to be issued at a price per share equal to the 20-day volume-weighted average trading price calculated in US dollars (the “20-day VWAP”) prior to the date each such interest payment is due.

The Company made its first debenture interest payment on December 12, 2016 paying US$1.5 million in cash and issuing 521,115 common shares of the Company.

The Debentures are convertible at the holder’s option, in whole or in part, into common shares of the Company at a conversion price of US$2.3261 per common share (the “Conversion Price”). The Company may redeem the Debentures in whole or in part on or after June 10, 2019 and prior to the Maturity Date at a price equal to the outstanding principal amount plus accrued and unpaid interest up to the redemption date, provided the 20-day VWAP of the common shares for the period ending on the date immediately prior to the date the redemption notice is given exceeds 130% of the Conversion Price.

An establishment fee of 1,005,586 common shares of the Company, calculated as 3% of the aggregate principal amount of the Debentures at a deemed price of US$1.79 per share (based on the 20-day VWAP prior to the announcement of the Financing) was paid to CEF in connection with the Financing.

Upon completion of a change of control (which includes in the case of the Debenture holders right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to June 10, 2019, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

A “change of control” of the Company is defined as consisting of: (a) the acquisition by a person or group of persons acting jointly or in concert of voting control or direction over 50% or more of the Company’s outstanding common shares; (b) the consolidation or merger of the Company with or into another entity as a result of which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the entity carrying on the business of the Company following such transaction; or (c) the sale, assignment, transfer or other disposition of all or substantially all of the property or assets of the Company to another entity in which the holders of the common shares immediately prior to such transaction, directly or indirectly, hold less than 50% of voting control or direction over the other entity following such transaction.

Until the Maturity Date, the Debentures may not be converted and the holders of the Debentures may not tender any common shares of the Company held by them, in the event of an unsolicited take-over bid that is a change of control transaction until certain conditions are met including that the Board recommend the proposed change of control transaction or the bidder takes-up and pays for such number of common shares that it holds 66 2/3% of the outstanding common shares on a fully-diluted basis.

As of July 15, 2016, the Company’s common shares were delisted from the TSX-V and commenced trading on the TSX.

Effective June 17, 2016, NexGen transferred certain of its exploration assets to the Subsidiaries (other than NXE Energy Royalty Ltd.) in exchange for common shares in the capital of those Subsidiaries. In addition, pursuant to a transfer agreement (the “Transfer Agreement”) between IsoEnergy and NexGen, NexGen transferred to IsoEnergy all of its interest in the Radio Project (by way of an assignment of the Radio option agreement), the Thorburn Lake Project and each of the Madison, 2Z and Carlson Creek properties, all early stage exploration properties located in the Athabasca Basin, Saskatchewan (collectively, the “Acquired Properties”) on a tax deferred basis. As consideration for the Acquired Properties, IsoEnergy issued 29 million common shares to NexGen at a price of $1.00 per common share. Pursuant to the Transfer Agreement, each of IsoEnergy and NexGen agreed to elect that, for tax purposes, the transfer price of the Acquired Properties be equal to the book value thereof. On June 30, 2016, IsoEnergy acquired a 100% interest in the Thorburn North property in exchange for a cash payment of $100,000 and 1,000,000 common shares.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

As of August 15, 2016, IsoEnergy had accrued a liability of approximately $450,000 owing to NexGen, representing operational expenses financed by NexGen on behalf of IsoEnergy which was converted into 450,000 common shares at a price of $1.00 per share.

Between June 17, 2016 and October 12, 2016, IsoEnergy completed a non-brokered private placement which closed in three tranches, and a brokered private placement which closed on August 5, 2016 pursuant to which IsoEnergy issued and sold an aggregate of 8,182,650 common shares for aggregate gross proceeds of $8,364,470.

On November 2, 2016, IsoEnergy issued 2,116,436 flow-through shares at a price of $1.10 per share for gross proceeds of $2,328,080.

In September 2016, the Company incorporated a wholly owned subsidiary, 1089338 B.C. Ltd., which amalgamated with IsoEnergy on October 12, 2016 as part of a series of transactions related to the listing of IsoEnergy on the TSX-V.

The common shares of IsoEnergy commenced trading on the TSX-V on October 19, 2016 and as of the date hereof, NexGen holds 29,450,002 common shares of IsoEnergy (representing 71.7% of the outstanding common shares of IsoEnergy), of which 26,505,002 are subject to the terms of a Tier 2 value escrow agreement imposed by the TSX-V and will be released in equal instalments over the ensuing 36 months.

Financial

As an exploration stage company, the Company does not have revenues and historically has recurring operating losses. As at December 31, 2016, the Company had cash and cash equivalents of $31,090,313 (December 31, 2015: $34,303,982; December 31, 2014: $13,840,457), short-term investments of $47,455,100 (December 31, 2015: $nil; December 31, 2014: $nil), an accumulated deficit of $32,743,616 (December 31, 2015: $17,398,941; December 31, 2014: $12,751,624) and working capital of $77,176,523 (December 31, 2015: $33,814,193; December 31, 2014: $12,356,062).

The Annual Financial Statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. NexGen is an exploration company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital, exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

The underlying value of the Company’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral reserves and is subject to, but not limited to, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and evaluation assets.

In particular, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations including servicing the interest payments due on the Debentures and repaying the principal amount thereof at maturity (or sooner in the event of redemption in accordance with the terms of the Debentures). Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means.

Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors described in the section entitled “Risk Factors” in the Company’s most recent annual information form.

Finally, as previously stated, on June 10, 2016 the Company completed a private placement of US$60 million in aggregate principal amount of Debentures to CEF. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay. In addition, unless the Company commences generating revenue prior to the maturity date of the Debentures (or sooner in the event of redemption in accordance with the terms of the Debentures), the Company will have to raise funds to repay the principal amount of the Debentures and there can be no assurance that the Company will be able to raise sufficient funds when required, at all, or on reasonable terms.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

SELECTED FINANCIAL INFORMATION

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2016, December 31, 2015, and December 31, 2014:

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014

Total Revenue	$—	$—	$—
Loss and comprehensive loss for the year	$17,531,665	$4,647,317	$8,373,300
Basic and Diluted Loss per Common Share	$0.06	$0.02	$0.06

	For the three months ended		For the twelve months ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

Operating expenses
Salaries, benefits and directors’ fees	$1,094,465	$598,123	$3,021,957	$1,230,443
Office and administrative	196,671	175,992	1,214,072	501,705
Professional fees	348,582	72,678	1,007,338	510,434
Travel	76,070	86,526	506,365	543,972
Depreciation	171,750	88,401	626,964	246,130
Share-based payments	3,586,318	819,248	8,100,213	2,112,952
Impairment of exploration and evaluation assets	964,858	—	964,858	—
Finance income	(271,975)	(103,368)	(466,505)	(193,344)
Mark to market loss (gain) on convertible debentures	7,311,093	—	(3,311,719)	—
Interest expense	1,698,111	—	3,487,001	—
Convertible debenture issuance costs	—	—	4,052,398	—
Foreign exchange loss (gain)	(475,080)	(8,190)	(2,407,000)	6,291
Gain on settlement of short-term loan	—	—	—	(99,122)
Business acquisition costs of subsidiary	565,079	—	565,079	—
Employee relocation and other costs	94,868	—	94,868	—
Income on reduction of flow-through premium liability	(142,053)	—	(214,252)	(212,144)

Loss from operations	$15,218,757	$1,729,410	$17,241,637	$4,647,317

Deferred income tax expense	290,028	—	290,028	—

Loss and comprehensive loss for the period	$15,508,785	$1,729,410	$17,531,665	$4,647,317

Loss and comprehensive loss attributable to:
Shareholders of NexGen Energy Ltd.	$14,974,486	$1,729,410	$16,893,468	$4,647,317
Non-controlling interests in IsoEnergy Ltd.	534,299	—	638,197	—

Loss and comprehensive loss for the period	$15,508,785	$1,729,410	$17,531,665	$4,647,317

Loss per common share attributable to the Company’s common shareholders - basic and diluted	$0.05	$0.01	$0.06	$0.02

Weighted average number of common shares outstanding - basic and diluted	304,990,562	261,323,973	300,298,973	232,516,553

Fiscal year ended December 31, 2016 vs fiscal year ended December 31, 2015

In the fiscal year ended December 31, 2016, NexGen incurred a loss and comprehensive loss of $17,531,665, or a loss per common share of $0.06, compared to a loss and comprehensive loss of $4,647,317, or a loss of $0.02 per common share, in the fiscal year ended December 31, 2015. The increased loss in the fiscal year ended December 31, 2016 as compared to the fiscal year ended December 31, 2015 is due primarily to increases in share-based payments expense of $6.0 million and salaries, benefits and directors’ fees of $1.8 million, impairment of exploration and evaluation assets of $1.0 million, convertible debenture issuance costs of $4.1 million and interest expense of $3.5 million, business acquisition costs of $0.6 million, office and administrative costs of $0.7 million, professional fees of $0.5 million and depreciation expense of $0.4 million; offset by a mark to market gain on convertible debentures of $3.3 million and a foreign exchange gain of $2.4 million.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Salaries, benefits and directors’ fees increased from $1,230,443 in the fiscal year ended December 31, 2015 to $3,021,957 in the fiscal year ended December 31, 2016 mainly due to an increase in staff complement, special bonuses, ordinary annual salary increases and IsoEnergy salaries and directors’ fees.

Office and administrative costs increased from $501,705 in the fiscal year ended December 31, 2015 to $1,214,072 in the fiscal year ended December 31, 2016. This was mainly due to increased filing and regulatory fees upon the Company’s graduation to the TSX, increased rent for the Company’s head office and rent for IsoEnergy’s head office.

Professional fees increased from $510,434 in the fiscal year ended December 31, 2015 to $1,007,338 in the fiscal year ended December 31, 2016 mainly due to legal fees relating to the transfer of certain properties to the Subsidiaries, the Company’s graduation to the TSX and the listing of IsoEnergy on the TSX-V.

Travel expenses of $543,972 in the fiscal year ended December 31, 2015 were comparable to travel expenses of $506,365 in the fiscal year ended December 31, 2016.

Depreciation increased from $246,130 in the fiscal year ended December 31, 2015 to $626,964 in the fiscal year ended December 31, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $2,112,952 in the fiscal year ended December 31, 2015 to $8,100,213 in the fiscal year ended December 31, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the fiscal year ended December 31, 2016, 10,200,000 stock options were granted with a weighted average fair value per option of $1.65. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the fiscal year ended December 31, 2016.

Impairment of exploration and evaluation assets increased from $nil in the fiscal year ended December 31, 2015 to $964,858 in the fiscal year ended December 31, 2016 due to the relinquishment of certain Sandhill Lake, Castle South and Castle North claims during the fiscal year ended December 31, 2016.

Finance income increased from $193,344 in the fiscal year ended December 31, 2015 to $466,505 in the fiscal year ended December 31, 2016 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.

The Company incurred a mark to market gain on convertible debentures of $3,311,719 during the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. This mark to market gain represents the result of the fair value re-measurement of the Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The changes were the result of a decline in share price, offset by fluctuation in foreign exchange.

Interest expense increased from $nil in the fiscal year ended December 31, 2015 to $3,487,001 in the fiscal year ended December 31, 2016. This includes interest paid and accrued for the year ended December 31, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred issuance costs of $4,052,398 in the fiscal year ended December 31, 2016 in connection with the issue of the Debentures and $nil in the fiscal year ended December 31, 2015. Transaction costs in respect of Debentures, which are measured as at fair value through profit or loss, are recognized in the statement of loss and comprehensive loss as they are incurred.

The Company incurred a foreign exchange loss of $6,291 in the fiscal year ended December 31, 2015 compared to a gain of $2,407,000 in the fiscal year ended December 31, 2016. These amounts are the result of foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on December 31, 2016.

The gain on settlement of a short-term loan decreased from $99,122 in the fiscal year ended December 31, 2015 to $nil in the fiscal year ended December 31, 2016. A short-term loan to Tigers Realm Minerals Pty Ltd was fully settled through the issuance of common shares and the gain on settlement was recorded on the statement of loss and comprehensive loss in the fiscal year ended December 31, 2015.

The Company incurred business acquisition costs of $565,079 in the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. These costs were incurred as part of a series of transactions relating to the listing of IsoEnergy on the TSX-V.

The Company incurred employee relocation and other costs of $94,868 in the fiscal year ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. This primarily relates to the relocation of IsoEnergy’s chief executive officer to Canada.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Income on reduction of flow-through premium liability was $212,144 in the fiscal year ended December 31, 2015 as compared to $214,252 in the fiscal year ended December 31, 2016. The flow-through premium liability for the fiscal year ended December 31, 2016 relates to the premium IsoEnergy has taken into income as qualifying expenditures were made. The premium liability was reduced and recognized as income on a reduction of flow-through premium liability on the statement of loss and comprehensive loss of the period in which the flow-through qualifying expenditures were incurred.

Deferred income tax expense of $290,028 was incurred in the fiscal year ended December 31, 2016 as compared to $nil in the fiscal year ended December 31, 2015. This relates to IsoEnergy’s deferred income tax recovery on losses recognized by the renunciation of flow-through shares in the fiscal year ended December 31, 2016.

Three months ended December 31, 2016 vs three months ended December 31, 2015

In the three months ended December 31, 2016, NexGen incurred a net loss of $15,508,785 or $0.05 per common share, compared to a net loss of $1,729,410 or $0.01 per common share for the three months ended December 31, 2015.

Salaries, benefits and directors’ fees increased from $598,123 in the three months ended December 31, 2015 to $1,094,465 in the three months ended December 31, 2016 mainly due to increases in ordinary annual salaries and bonuses and new IsoEnergy salaries and directors’ fees.

Office and administrative costs of $196,671 in the three months ended December 31, 2016 were comparable to $175,992 in the three months ended December 31, 2015.

Professional fees increased from $72,678 in the three months ended December 31, 2015 to $348,582 in the three months ended December 31, 2016 due to investor relations related conferences and other similar costs and an increase in regulatory and legal fees relating to disclosure and operational matters.

Travel expenses of $76,070 in the three months ended December 31, 2016 were comparable to travel expenses of $86,526 in the three months ended December 31, 2015.

Depreciation increased from $88,401 in the three months ended December 31, 2015 to $171,750 in the three months ended December 31, 2016 due to an increase in the amortization of equipment.

Share-based payments charged to the statement of loss and comprehensive loss increased from $819,248 in the three months ended December 31, 2015 to $3,586,318 in the three months ended December 31, 2016. These are non-cash charges derived by the graded vesting method of the Black-Scholes values. Stock options granted to directors and employees vest over two years with the corresponding share-based compensation expense being recognized over this period. Variances in share-based compensation expense are expected from period to period depending on many factors, including whether options are granted in a period and whether options have fully vested or have been cancelled in a period. During the three months ended December 31, 2016, 3,600,000 stock options were granted with a weighted average fair value per option of $1.50. This higher weighted average fair value per option contributed significantly to the increase in share-based payments charged in the three months ended December 31, 2016 as compared to the three months ended December 31, 2015.

Impairment of exploration and evaluation assets increased from $nil in the three months ended December 31, 2015 to $964,858 in the three months ended December 31, 2016 due to the relinquishment of certain Sandhill Lake, Castle South and Castle North claims during the three months ended December 31, 2016.

Finance income increased from $103,368 in the three months ended December 31, 2015 to $271,975 in the three months ended December 31, 2016 due to an increase in interest earned on cash and cash equivalent balances and short-term investments.

The Company incurred a mark to market loss on convertible debentures of $7,311,093 during the three months ended December 31, 2016 as compared to $nil in the three months ended December 31, 2015. This mark to market loss results from the fair value re-measurement of the Debentures at each report date, with any changes in the fair value being recognized in the loss and comprehensive loss for the period. The changes were the result of an increase in share price, offset by fluctuation in foreign exchange.

Interest expense increased from $nil in the three months ended December 31, 2015 to $1,698,111 in the three months ended December 31, 2016. This includes interest paid and accrued for the three months ended December 31, 2016 on the Debentures which bear interest at a rate of 7.5% per annum, payable semi-annually.

The Company incurred a foreign exchange gain of $8,190 in the three months ended December 31, 2015 compared to a gain of $475,080 in the three months ended December 31, 2016. These amounts are derived from foreign exchange rate fluctuations realized on Australian and US dollar denominated transactions and payments translated into Canadian dollars as well as unrealized foreign exchange rate fluctuations on Australian and US dollar cash and accounts payable balances held on December 31, 2016.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

The Company incurred business acquisition costs of $565,079 in the three months ended December 31, 2016 compared to $nil in the fiscal year ended December 31, 2015. These costs were incurred as part of a series of transactions relating to the listing of IsoEnergy on the TSX-V.

The Company incurred employee relocation and other costs of $94,868 in the three months ended December 31, 2016 compared to $nil in the three months ended December 31, 2015. This primarily relates to the relocation of IsoEnergy’s chief executive officer to Canada.

Income on reduction of flow-through premium liability was $nil in the three months ended December 31, 2015 and $142,053 in the three months ended December 31, 2016. The amount in the current period relates to the premium IsoEnergy has taken into income as qualifying expenditures were made. The premium liability was reduced and recognized as income on a reduction of flow-through premium liability on the statement of loss and comprehensive loss of the period in which the flow-through qualifying expenditures were incurred.

Deferred income tax expense of $290,028 was incurred in the three months ended December 31, 2016 as compared to $nil in the three months ended December 31, 2015. This relates to IsoEnergy’s deferred income tax recovery on losses recognized by the renunciation of flow-through shares in the three months ended December 31, 2016.

Financial Position

The following financial data is derived from the Annual Financial Statements for the years ended December 31, 2016, December 31, 2015 and December 31, 2014:

	December 31, 2016	December 31, 2015	December 31, 2014

Exploration and evaluation assets	$109,446,920	$65,136,513	$42,051,915
Total assets	$192,496,385	$101,155,424	$57,004,236
Total current liabilities	$2,428,124	$999,787	$1,733,969
Total non-current liabilities	$71,061,995	$—	$212,144
Distributions or cash dividends declared per share	$—	$—	$—

Financial Position as at December 31, 2016 vs December 31, 2015

Total assets increased by $91.3 million as at December 31, 2016 compared to December 31, 2015. This increase in total assets resulted from the following: (i) a $44.3 million increase in exploration and evaluation assets (of which $39.2 million was spent on exploration at the Rook 1 Project, $2.1 million was spent mainly on geophysical surveys at the Company’s other properties, and $4.0 million was spent by IsoEnergy on mineral property acquisitions and exploration; offset by an impairment of $1.0 million in respect of the Company’s other properties); (ii) a $2.4 million increase in capital expenditures for camp expansion and road construction at the Rook 1 Project; (iii) a net $44.2 million increase in cash and cash equivalents and short-term investments; and (iv) a $0.4 million increase in amounts receivable consisting of input tax credits receivable from the Government of Canada.

Both the direct costs associated with the acquisition of the Company’s mineral property interests and the exploration and evaluation expenditures are capitalized on the statement of financial position as they are incurred. If the right to explore a property has been allowed to expire, or if continued exploration is not deemed appropriate in the foreseeable future, the entire property value, including its related acquisition costs, is written off.

Current liabilities increased by $1.4 million as at December 31, 2016 compared to December 31, 2015. This increase in current liabilities represents an increase in accounts payable and accrued liabilities of $0.8 million, an increase in flow-through share premium liability of $0.2 million and a debenture interest expense accrual of $0.4 million.

Non-current liabilities increased by $71.1 million as at December 31, 2016 as compared to $nil as at December 31, 2015, as a result of the issue and sale of the Debentures.

DISCUSSION OF OPERATIONS

The Rook 1 Project

In 2016, the Company continued exploring the Rook 1 Project and commenced preliminary development activities. For a description of the Company’s activities at the Rook 1 Project, please see “Overall Performance” above.

The Company plans to continue exploring the Rook 1 Project. Its immediate and near term plan for the Rook 1 Project is to complete a 2017 winter drill program and continue with preliminary development activities. The Company’s medium term goal is to complete a pre-feasibility study. Additional expenditures depend on the results of the 2017 drill program and available funds. Depending on the nature and scope of those activities, the Company may require additional funds.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

As stated above, the Company does not generate revenue. As a result, the Company continues to be dependent on third party financing to continue exploration activities on the Company’s properties, maintain capacity and satisfy contractual obligations (including servicing the interest payments due on the Debentures and repaying the principal amount thereof when due). Accordingly, the Company’s future performance and activities will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration results, and the other factors described below under “Risk Factors”.

SUMMARY OF QUARTERLY RESULTS

The following financial information is derived from the Company’s financial statements, prepared in accordance with IFRS and presented in Canadian dollars. It should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for each of the past eight quarters, as well as the Annual Financial Statements.

(Expressed in Canadian dollars)	2016 Dec 31	2016 Sep 30	2016 Jun 30	2016 Mar 31	2015 Dec 31	2015 Sep 30	2015 Jun 30	2015 Mar 31

Finance income	$271,975	$51,883	$66,510	$76,137	$103,368	$26,383	$25,859	$37,734

Loss (profit) for the period	$15,508,785	$(7,396,613)	$7,826,461	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689

Loss (profit) for the period attributable to common shareholders	$14,974,486	$(7,480,320)	$7,806,271	$1,593,033	$1,729,410	$868,043	$1,236,174	$813,689

Loss (profit) per common share attributable to common shareholders - basic and fully diluted	$0.05	$(0.02)	$0.03	$0.01	$0.01	$0.00	$0.01	$0.00

NexGen does not derive any revenue from its operations except for minimal interest income from its cash and cash equivalent balances and short-term investments. Its primary focus is the acquisition, exploration and evaluation of resource properties.

Interest revenue recorded as finance income has fluctuated depending on cash and cash equivalent balances available to generate interest and the earned rate of interest and includes interest accrued on short-term investments.

The loss (profit) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable due to the nature and timing of exploration activities.

Fourth Quarter Results

For a discussion of the Company’s financial condition, financial performance and cash flows for the quarter ended December 31, 2016, please refer to “Selected Financial Information” above.

LIQUIDITY AND CAPITAL RESOURCES

NexGen has no revenue-producing operations, earns only minimal interest income on cash and cash equivalents and short-term investments, and historically has recurring operating losses. As at December 31, 2016, the Company had an accumulated deficit of $32,743,616.

As at the date of this MD&A, the Company has approximately $67.6 million in cash and cash equivalents and short-term investments and approximately $3.1 million in current liabilities. The Company’s working capital balance as at the date of this MD&A is approximately $64.9 million.

During the year ended December 31, 2016, the Company completed the Financing raising gross proceeds of US$60 million.

The Financing positions the Company to continue its planned exploration activities at the Rook 1 Project, including in particular the 2017 winter drill program and planned pre-development activities and assessments, while maintaining current corporate capacity (including servicing the interest payments on the Debentures), which includes wages, consulting fees, professional fees, costs associated with the Company’s head office in Vancouver and fees and expenditures required to maintain all of its tenements for at least the ensuing eighteen months.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

The Company does not have any commitments for capital expenditures. However, as of the date hereof, the Company has the following contractual obligations:

	(Expressed in Canadian dollars)
Contracts and leases	Total	Less than 1 year	1-3 years	3-5 years		After 5 years
Convertible debentures(1)	$97,020,000	$3,960,000	$7,920,000	$85,140,000	(3)	$—
Office leases(2)	874,036	244,900	448,176	180,960		—

Total contractual obligations	$97,894,036	$4,204,900	$8,368,176	$85,320,960		$—

(1)	Cash interest payments on Debentures converted from US$ into C$ at a rate of 1.32.
(2)	Leases pertain to Vancouver corporate head office and Saskatoon office but excludes IsoEnergy’s corporate head office lease.
(3)	This includes repayment of the US$60 million principal amount of the Debentures which, if not converted prior to maturity, will become due and payable (converted from US$ into C$ at a rate of 1.32).

The Company has executed an offer to lease in respect of new office premises in Saskatoon. The offer is subject to negotiation of a formal offer to lease. If a lease is ultimately entered into on the same terms as those contained in the offer to lease, the Company’s obligations will increase by $5,038 per month, for a term of three years. The Company is seeking a tenant to sublet its existing Saskatoon office premises.

As previously stated, the Company assigned its interest in the Radio Option Agreement to IsoEnergy. Under the Radio Option Agreement, IsoEnergy is required to spend $10 million prior to May 31, 2017 to earn a 70% interest. As at the date hereof, IsoEnergy has only incurred or proposed to incur approximately $2.1 million of its available funds to exploration activities at the Radio Project. To meet this requirement, IsoEnergy will need to raise additional funds or seek an amendment to the agreement. There is no guarantee IsoEnergy will be successful in doing so.

On an ongoing basis, and particularly in light of current market conditions for mineral exploration, management evaluates and adjusts its planned level of activities, including planned, exploration and committed administrative costs, to maintain adequate levels of working capital.

As previously stated, the Company is dependent on external financing, including equity issuances and debt financing, to fund its activities. Management will determine whether to accept any offer to finance weighing such things as the financing terms, the results of exploration at the Rook 1 Project, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and the other factors set forth below under “Risk Factors” in the Company’s current annual information form and above under “Industry and Economic Factors that May Affect the Business”.

The Company has not paid any dividends and management does not expect that this will change in the near future.

Working capital is held in cash and cash equivalents and short-term investments, significantly reducing any liquidity risk of financial instruments held by NexGen.

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2016 or as at the date hereof.

TRANSACTIONS WITH RELATED PARTIES

The only transactions between the Company and related parties are transactions between the Company and its key management personnel.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors, corporate officers and related companies.

The aggregate remuneration attributed to key management personnel can be summarized as follows:

	For the years ended
	December 31, 2016	December 31, 2015
Short-term compensation(1)	$3,189,845	$1,262,611
Share-based payments (stock options)(2)	$7,686,442	$2,139,488
	$10,876,287	$3,402,099

Number of options granted during the year(3)	7,125,000	8,250,000

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Notes:

(1)

Short-term compensation to key management personnel for the current period amounted to $3,189,845 (2015 - $1,262,611), of which $2,474,975 (2015 - $992,211) was expensed and included in salaries, benefits and directors’ fees on the Company’s statement of loss and comprehensive loss. The remaining $714,870 (2015 - $270,400) was capitalized to exploration and evaluation assets.

(2)

Share-based payments to key management personnel for the current period amounted to $7,686,442 (2015 - $2,139,488) of which $6,921,942 (2015 - $1,727,654) was expensed and $764,500 (2015 - $411,834) was capitalized to exploration and evaluation assets.

(3)

Details of the options granted to key management personnel for the year ended December 31, 2016 were as follows: 3,950,000 options at $2.65, 500,000 options at $1.51 and 2,675,000 at $2.24 (2015 – 3,800,000 options at $0.50, 500,000 options at $0.62 and 3,950,000 options at $0.64).

As at December 31, 2016, $15,000 (December 31, 2015 - $10,000) was included in accounts payable and accrued liabilities owing to a director for director’s fees.

On October 15, 2015, two corporate officers of the Company were appointed to the Board of Directors of Lancaster Capital Corp. (“Lancaster”) (name subsequently changed to NxGold Ltd.). On February 26, 2016, the Company issued 49,861 common shares to Lancaster on the exercise of its option to acquire the remaining 25% interest in mineral claims held by Lancaster. For further information on this and other related party disclosures, see Note 5 and Note 15 to the Annual Financial Statements.

OUTSTANDING SHARE DATA

The authorized capital of NexGen consists of an unlimited number of common shares and an unlimited number of preferred shares. As at March 7, 2017, there were 306,498,620 common shares, 33,307,779 stock options and 5,714,286 common share purchase warrants and no preferred shares issued and outstanding.

Set forth below are details regarding the outstanding stock options and common share purchase warrants.

	Number of Options	Number Exercisable	Exercise Price	Expiry Date

	83,333	83,333	$0.620	May 8, 2017
	300,000	300,000	$0.500	June 7, 2017
	250,000	250,000	$0.640	June 7, 2017
	199,446	199,446	$0.240	August 29, 2017
	3,600,000	3,600,000	$0.400	January 31, 2018
	50,000	50,000	$0.425	April 22, 2018
	1,450,000	1,450,000	$0.400	July 30, 2018
	250,000	250,000	$0.300	December 19, 2018
	2,625,000	2,625,000	$0.400	May 23, 2019
	750,000	750,000	$0.400	June 2, 2019
	4,550,000	4,550,000	$0.460	December 24, 2019
	4,200,000	2,800,000	$0.500	May 27, 2020
	500,000	333,334	$0.620	September 21, 2020
	4,575,000	3,050,000	$0.640	December 16, 2020
	250,000	83,333	$2.690	June 8, 2021
	5,425,000	1,808,333	$2.650	June 23, 2021
	500,000	166,667	$1.510	November 8, 2021
	3,600,000	1,200,000	$2.240	December 15, 2021
	150,000	50,000	$3.300	January 19, 2022

Total	33,307,779	23,599,446

	Number of Warrants	Exercise Price	Expiry Date

Total	5,714,286	$0.500	May 31, 2017

PROPOSED TRANSACTIONS

As is typical in the mineral exploration and development industry, the Company continually reviews potential merger, acquisition and investment transactions and opportunities that could enhance shareholder value. At present however, there is no proposed business acquisition or disposition before the Board for consideration.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in a material adjustment to the carrying amount of the affected asset or liability in future periods.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Information about significant areas of estimation uncertainty considered by management in preparing the Annual Financial Statements is as follows:

(i) Impairment

At the end of each financial reporting period the carrying amounts of the Company’s non-financial assets are reviewed to determine whether there is any indication of an impairment loss or reversal of previous impairment. Where such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. With respect to exploration and evaluation assets, the Company is required to make estimates about future events and circumstances regarding whether the carrying amount of intangible exploration assets exceeds its recoverable amount. Recoverability is dependent on various factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production or proceeds from the disposition of the exploration and evaluation assets themselves. Additionally, there are numerous geological, economic, environmental and regulatory factors and uncertainties that could impact management’s assessment as to the overall viability of its properties or the ability to generate future cash flows necessary to cover or exceed the carrying value of the Company’s exploration and evaluation asset properties.

(ii) Share-based payments

The Company uses the Black-Scholes option pricing model to determine the fair value of options and warrants in order to calculate share-based payments expense and the fair value of warrants. The Black-Scholes model involves six key inputs to determine fair value of an option or warrant: risk-free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense.

(iii) Fair value of financial instruments

The Company measures its financial instruments at fair value. Where the fair value of financial assets and financial liabilities recorded in the financial statements cannot be derived from active markets, their fair value is determined using valuation techniques including a convertible note valuation model for the Debentures. The inputs used in these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

CHANGES IN ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 4 to the Audited Financial Statements and have been consistently followed in the preparation of these financial statements.

Future Accounting Pronouncements:

The following standards have not been adopted by the Company and are being evaluated to determine their impact:

IFRS 9 is a new standard that replaced IAS 39 for classification and measurement of financial instruments, effective for annual periods beginning on or after January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

IFRS 16 is a new standard that will replace IAS 17 for the accounting and measurement of leases with a term of more than 12 months, effective for annual periods beginning on or after January 1, 2019. The Company does not expect the standard to have a material impact on its financial statements.

IFRS 2 is an amended standard to clarify how to account for certain types of share-based payment transactions, effective for annual periods beginning on or after January 1, 2018. The amendments provide requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The extent of the impact of adoption of the amended standard has not yet been determined.

Capital Management

The Company manages its capital structure, and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

In the management of capital, the Company considers all components of equity and is dependent on third party financing, whether through debt, equity, or other means. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining the required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration stage. As such the Company has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the fiscal year ended December 31, 2016.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, amounts receivable, accounts payable and accrued liabilities, and convertible debentures. The risks associated with these financial instruments are discussed below.

The fair values of the Company’s cash and cash equivalents, short-term investments, amounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or prompt liquidation ability. The Company’s cash and cash equivalents and short-term investments are classified as loans and receivables and are initially recorded at fair value and subsequently at amortized cost with accrued interest recorded in amounts receivable.

The fair value of the Company’s Debentures is re-measured at its fair value at each reporting date with any change in fair value recognized in profit or loss.

The Company’s risk exposure and the impact on its financial instruments are summarized below:

(a) Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments potentially subject to credit risk are cash and cash equivalents, short-term investments and amounts receivable. The Company holds cash and cash equivalents and short-term investments with large Canadian and Australian banks. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents on hand and short-term investments are held at one financial institution. Management believes the risk of loss to be remote. The Company’s amounts receivable consists of input tax credits receivable from the Government of Canada and interest accrued on cash equivalents and short-term investments. Accordingly, the Company does not believe it is subject to significant credit risk.

(b) Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Company attempts to manage liquidity risk by maintaining sufficient cash and cash equivalent balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2016, NexGen had a cash and cash equivalents balance of $31,090,313 to settle current liabilities of $2,428,124.

(c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i) Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts and short-term investments in an investment account that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values of the Company’s cash and cash equivalents and short-term investment balances as of December 31, 2016. The Company manages interest rate risk by maintaining an investment policy for short-term investments. This policy focuses primarily on preservation of capital and liquidity. The Company monitors its investments and is satisfied with the credit rating of its banks. The Debentures carry a fixed interest rate of 7.5% and hence, are not subject to interest rate fluctuations.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

(ii) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the Canadian dollar. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results.

Financial assets and liabilities subject to currency translation risk primarily include Australian and US dollar denominated cash and Australian and US dollar accounts payable and accrued liabilities. The Company maintains an Australian dollar bank account in Australia and Canadian and US dollar bank accounts in Canada.

The Company is exposed to foreign exchange risk on its US dollar denominated Debentures. At maturity the US$60 million principal amount of the Debentures is due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

(iii) Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s financial results due to movements in individual equity prices or general movements in the level of the stock market. Accordingly, significant movements in the Company’s share price may affect the valuation of the Debentures which may adversely impact its financial results.

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the price of uranium, individual equity movements, and the stock market to determine the appropriate course of action, if any, to be taken by the Company.

Sensitivity Analysis

As at December 31, 2016, the Company’s Australian dollar net financial liabilities were AUD $7,428 and its US dollar net financial liabilities were US$39,059,174. Thus a 10% change in the Canadian dollar versus the Australian and US dollar exchange rates would give rise to a $5,245,196 change in loss and comprehensive loss.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration of mining properties. For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s most recent annual information form and above under “Industry and Economic Factors that May Affect the Business”. These are not the only risks and uncertainties that NexGen faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company’s future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

SEGMENT INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and development of uranium properties. All of the Company’s non-current assets are located in Canada.

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking information and statements include, but are not limited to, statements with respect to planned exploration activities, the future interpretation of geological information, the cost and results of exploration activities, future financings, the future price of uranium and requirements for additional capital.

Generally, forward-looking information and statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

NEXGEN ENERGY LTD.

For the year ended December 31, 2016

Forward-looking information and statements are based on the then current expectations, beliefs, assumptions, estimates and forecasts about NexGen’s business and the industry and markets in which it operates. Forward-looking information and statements are made based upon numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the cost of planned exploration activities, that financing will be available if and when needed and on reasonable terms, that third party contractors, equipment, supplies and governmental and other approvals required to conduct NexGen’s planned exploration activities will be available on reasonable terms and in a timely manner and that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company in providing forward looking information or making forward looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual results, performances and achievements of NexGen to differ materially from any projections of results, performances and achievements of NexGen expressed or implied by such forward-looking information or statements, including, among others, negative operating cash flow and dependence on third party financing, uncertainty of additional financing, the risk that pending assay results will not confirm previously announced preliminary results, imprecision of mineral resource estimates, the appeal of alternate sources of energy and sustained low uranium prices, aboriginal title and consultation issues, exploration risks, reliance upon key management and other personnel, deficiencies in the Company’s title to its properties, uninsurable risks, failure to manage conflicts of interest, failure to obtain or maintain required permits and licenses, changes in laws, regulations and policy, competition for resources and financing, and other factors discussed or referred to in the Company’s current annual information form under “Risk Factors”.

Although NexGen has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information or statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information or statements. The forward-looking information and statements contained in this MD&A are made as of the date of this MD&A and, accordingly, are subject to change after such date. NexGen does not undertake to update or reissue forward looking information as a result of new information or events except as required by applicable securities laws.

APPROVAL

The Audit Committee and the Board of NexGen have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile SEDAR website at www.sedar.com or by contacting the Corporate Manager, located at Suite 3150, 1021 West Hastings Street, Vancouver, BC V6E 0C3 or at (604) 428-4112.